

June 6, 2011

Syd Ghermezian
Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, NV 89117

> **Re: Platinum Energy Resources, Inc.**
> **Schedule TO-T/13E-3 filed by Syd Ghermezian and Pacific**
> **International Holdings LLC**
> **Filed on May 26, 2011**
> **File No. 5-81107**

Dear Mr. Ghermezian:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

Schedule TO-T/13E-3

1.   In your response letter, tell us why you believe this tender offer is subject to Rule 13e-3. We note that in response to comments on your prior tender offer in 2009 for these shares, your response letter indicated that you did not believe the 2009 tender offer would have a "going private effect," since at that time Platinum already had less than 300 holders of record, even before the tender offer. Has the number of holders changed since 2009, such that you believe that this Schedule 13E-3 is necessary under our rules? Please advise.

2. Both you and Pacific International Holdings LLC are listed individually as filers on the cover page of the Schedule TO-T/13E-3. Therefore, both you and Pacific must sign the Schedule TO-T/13E-3 in your individual capacities. Currently, the signature page includes your signature on behalf of Pacific only. Please revise.

3. Your disclosure indicates that "ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific." In your response letter, tell us why these individuals and the entities through which they own Pacific are not included as filers on the Schedule TO-T/13E-3. Your response should identify the persons and entities that own Pacific, including percentage ownership, and any other role each may have in managing Pacific or in initiating, structuring or financing this tender offer. Family relationships should also be described.

4. Disclosure on page 22 of the Offer to Purchase describes the affiliation with Pacific of a number of members of management of Platinum. These include Al Rahmani (a member of the Board of Directors of Platinum and an employee of a Pacific affiliate), Mark Ghermezian (a member of the Platinum Board and an employee of two affiliates of Pacific), and Victor David Rahmanian (a member of the Platinum Board and an employee of a Pacific affiliate). In your response letter, tell us why you have not included these insiders as filing persons on the Schedule TO/13E-3. Your response should describe their participation in the transaction, including their position with the combined entity after the Offer and any consideration or other interests they will receive not shared by unaffiliated holders, including more favorable employment agreements or other benefits.

5. See our last comments above. General Instruction C to Schedules 13E-3 and TO require you provide certain information for control persons of entities that are included as filers on either Schedule. Whether or not you include the owners of Pacific as filers pursuant to our last comment above, you must include the General Instruction C information and disclosure for such persons in the Offer to Purchase. Please revise.

6. See our last comment above and the comments that follow below. To the extent applicable, each filing person (both existing and those you may add in your amended filing in response to these comments) should address each comment in this letter.

7. We note that you have entered into agreements with holders of outstanding Shares representing 29.89% of the common stock not already owned by Pacific, requiring those Shares to be tendered into the Offer. Please advise why these "Lock-up Shareholders" listed on page 9 of the Offer to Purchase are not engaged in the going private transaction. Your response should address any additional consideration or other benefits to be received by the selling shareholders, as compared to unaffiliated target holders. It should

also describe each selling shareholder's relationship with Platinum, by percentage of shares owned or otherwise, both before and after tender. We may have additional comments after reviewing your response.

Exhibit (a)(1)(A) – Offer to Purchase dated May 26, 2011

Cover Page

8.   You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, shareholder in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

Special Note Regarding Forward Looking Statements

9.   Refer to the disclaimer in the last sentence in this section. Please delete or revise to avoid the implication that the Offerors have no obligation to update or revise existing disclosure in the Offer to Purchase that has become misleading or has been superseded by intervening events.

Summary Term Sheet – What is the relationship of Pacific and Mr. Ghermezian to Platinum?, page 7

10.   It appears that four of eight Platinum directors are affiliated with Pacific. Therefore, we do not understand the statement you make here that "we do not have the power to direct or cause the direction of the management and policies of Platinum…" Please revise here and where similar statements appear in the offer materials.

Special Factors – Background of the Offer, page 8

9.   Disclose why you removed William Glass as a director of Platinum in November 2010.

10.   Identify the individual(s) from whom Pacific acquired shares of Common Stock in May 2011.

Purpose and Structure of the Offer…, page 13

11.   Stating that the reason for the Offer is to acquire 100% of Platinum's common shares does not satisfy your obligation to state the reasons for this transaction. Item 1013(a) and (c) requires you to state why you seek to acquire the entire equity interest in the

company, and also to describe the reasons for the timing of the transaction. It is not clear why acquiring the remaining outstanding common shares of Platinum will "maximize the value of [y]our holdings in Platinum."

12.   Explain why you believe that "full ownership of Platinum will allow [you] to better be able to maximize the underlying value of Platinum." Similarly, explain why you believe that private ownership of the company will provide more stability.

Plans for Platinum After the Offer…, page 14

13.   We note the reference to Platinum's net operating loss carry forwards on page 15. Revise to expand the explanation of how you would use those going forward if this transaction is consummated, and the benefit to you and your affiliates.

14.   Describe any alternatives to this transaction you considered and why you rejected them in favor of the Offer. See Item 1013(b) of Regulation M-A.

Section 9 – Source and Amount of Funds, page 36

15.   Your disclosure indicates that you have had discussions with several banks about potentially obtaining financing for some or the entire Offer but have not yet entered into any agreement with respect to such financing, and that you may elect to use cash on hand to pay for tendered Shares. You must provide the disclosure required by Item 1007(a), (b) and (d) of Regulation M-A with respect to the source of funds to be used to purchase tendered shares (as well as filing any required exhibits pursuant to Item 1016 of Reg. M-A). Particularly if you choose to borrow funds, you must leave sufficient time in the offer period for shareholders to receive and assimilate revised disclosure pursuant to those Item requirements. Please confirm your understanding in your response letter, or revise the Offer to Purchase to provide definitive disclosure about the source of funds to be used, as required by Schedule TO.

Section 12. Conditions to the Offer, page 38

16.   Refer to the second sentence in the second to last paragraph of this section of the Offer to Purchase. If any of the listed offer conditions is "triggered" by an event or events that occur while the offer is pending, you must assert the condition and terminate the offer, or waive the condition by expressly informing target holders. You may not simply ignore the occurrence and assert the failure of the applicable condition after expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3263. **Note that we may have additional comments after Platinum files its Schedule 14D-9 with respect to the Offer.**

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile 212-355-3333
         Jeffrey A. Legault, Eq.
         Goodwin Procter LLP